Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

September 10, 2013

Barclays ETN+ Select MLP ETN

Barclays ETN+ Select MLP ETN (the “ETN”) is linked to the performance of the consolidated Volume-Weighted Average Price ("VWAP") level of the Atlantic Trust Select MLP Index (Bloomberg ticker: BXIIATMP) (the “Index”). The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level of the Index between the inception date and the applicable valuation date. The Index is designed to provide exposure to a basket of midstream U.S. and Canadian master limited partnerships, limited liability companies and corporations (collectively, “MLPs”) in the GICS Energy Sector and GICS Gas Utilities Industry that trade on major U.S. exchanges and meet certain eligibility criteria, including long-term credit rating, the portion of cash flow driven by mid-stream operations and size as measured by free-float market capitalization and average daily trading value.

The MLPs are selected for inclusion in the Index using the Atlantic Trust Select Master Limited Partnership Strategy developed by Stein Roe Investment Counsel, Inc. (the “Index Selection Agent”), an affiliated registered investment advisor of Atlantic Trust. The Index Selection Agent is an investment adviser that provides investment and wealth management services to a variety of clients.

ETN+

Key Features

The ETN seeks to provide exposure to a basket of between 20 and 100 MLPs meeting the criteria for inclusion in the Index.

The Index may consist of both LP interests in MLPs and interests in the GP of a MLP, with a maximum weight in the Index of 8% and 4% respectively.

MLPs included in the Index will belong to the GICS Energy Sector or Gas Utilities Industry.

The Index will be rebalanced quarterly, using the Index methodology described in the prospectus.

An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risks associated with the ETNs, please see "Selected Risk Considerations" below and the risk factors included in the relevant prospectus.

Ticker Index Sponsor

Index Ticker ETN Inception Date

Yearly ETN Fee1 ATMP

Barclays Bank PLC BXIIATMP 3/12/2013 0.95%

1 The Daily Fee Value on any calendar day is equal to the product of (1) the closing VWAP level onsuchcalendar day divided by the VWAP factor and (2) the Yearly ETN Fee divided by 365. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.95% per year.

ETN+

Barclays ETN+ Select MLP ETN

Historical Index Performance

115 Atlantic Trust Select MLP Index 110 Alerian MLP Index

Alerian MLP Infrastructure Index 105 100 95

Feb-13 Mar-13 Mar-13 Apr-13 Apr-13 May-13 May-13 May-13 Jun-13 Jun-13 Jul-13 Jul-13 Aug-13 Aug-13

Source: Bloomberg, 2/20/2013-8/30/2013.

The Alerian MLP Index is a market-cap weighted, float-adjusted index created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector.

The Alerian MLP Infrastructure Index is a market-cap weighted, float-adjusted index comprised of 25 energy infrastructure MLPs that earn the majority of their cash flow from the transportation, storage, and processing of energy commodities.

Atlantic Trust Select MLP Index

Alerian MLP Index

Alerian MLP Infrastructure Index

Returns

3.2% 1.3% 3.5%

Annualized Volatility

14.0% 13.8% 14.8%

12-Month Yield

N/A 6.3% 6.4%

Source: Barclays, as of 8/31/2013

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any investor fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. The ETN is linked to the performance of the consolidated VWAP Level of the Index, not the price return performance of the Index as shown above.

Top LP Target Weighting

Top GP Target Weighting

Ticker Name Weight (%)

Ticker Name Weight (%) EPD Enterprise Products Partners L.P. 8.0

ENB Enbridge Inc.

40. ETE

Energy Transfer Equity L.P. 4.0

KMP Kinder Morgan Energy Partners, L.P.

8.0 KMI Kinder Morgan Inc. 4.0

PAA Plains All American Pipeline, L.P.

8.0 OKE Oneok Inc.

4.0 ETP Energy Transfer Partners, L.P.

8.0 SE Spectra Energy Corp. 4.0

MMP Magellan Midstream Partners, L.P.

7.7 TRP Transcanada Corp.

4.0 WMB Williams Cos Inc. 4.0

Source: Barclays, as of 8/31/2013

Selected Risk Considerations

An investment in any ETNs linked to the Atlantic Trust Select MLP Index (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level of the Index between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

A Trading Market for the ETNs May Not Develop: Although we plan to apply to list the ETNs on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Tax Treatment: Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.etnplus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-888 227 2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Atlantic Trust Select MLP Index is a trademark of Barclays Bank PLC.

©2013 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE